FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated October 20, 2010

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release		Magyar Telekom

IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Rita Walfisch	Head of Investor Relations	+36-1-457-6036	walfisch.rita@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Peresztegi	IR manager	+36-1-458-7382	peresztegi.marton@telekom.hu

Special tax on the Hungarian telecommunications sector

Budapest – October 20, 2010 - Magyar Telekom (Company, Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, today announces that on October 18, 2010 the Parliament of the Republic of Hungary approved an act (Bill of 2010 T/1374) imposing a special tax on a number of sectors including retail sales, energy and telecommunications. According to the act, the estimated total special tax amount payable by Magyar Telekom Group for the full year of 2010 is HUF 27.5bn.

On October 18, 2010 the Parliament of the Republic of Hungary approved an act (Bill of 2010 T/1374) imposing a special tax on a number of sectors including retail sales, energy and telecommunications. The tax will be levied on annual net sales based on electronic telecommunications services, and will apply until the end of 2012.

According to the act, the estimated total special tax amount payable by Magyar Telekom Group for the full year of 2010 is HUF 27.5bn. It is expected that the tax will be accounted as other expense thus will lower profit before tax. As a consequence, the Company expects that it reduces the corporate tax payment by ca. HUF 1bn in 2010.

The special tax, although expected to be reported as other expense will be treated as a one-off item and will therefore not have an impact on Magyar Telekom’s guidance for an underlying EBITDA decline of 7-9% for 2010.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: October 20, 2010